UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Central Pacific Financial Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

154760409

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 154760409	13D	Page 1 of 14 Pages

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,769,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,769,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 154760409	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,769,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,769,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 154760409	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,769,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,769,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 154760409	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,769,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,769,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN (Québec société en commandite)

CUSIP No. 154760409	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,769,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,769,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 154760409	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,769,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,769,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 154760409	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Carlyle Financial Services, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,769,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,769,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 154760409	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS TCG Financial Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,769,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,769,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 154760409	13D	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS Carlyle Financial Services Harbor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,769,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,769,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 154760409	13D	Page 10 of 14 Pages

Preliminary Note

This Amendment No. 4, dated June 11, 2015 (this “Amendment No. 4”), supplements and amends the Schedule 13D filed on February 28, 2011 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, no par value per share (the “Common Stock”), of Central Pacific Financial Corp. (the “Issuer”). Capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On June 4, 2015, Carlyle Financial Services Harbor, L.P. (“Carlyle Harbor”) entered into an underwriting agreement (the “June 4 Underwriting Agreement”) with Citigroup Global Markets Inc., as sole underwriter (the “Underwriter”), the Issuer and ACMO-CPF, L.L.C. (“ACMO,” and together with Carlyle Harbor, the “Selling Shareholders”). Pursuant to the June 4 Underwriting Agreement, each of the Selling Shareholders has agreed, subject to the closing conditions contained therein, to sell to the Underwriter 1,500,000 Common Shares for a total of 3,000,000 Common Shares at a price of $22.15 per share.

Pursuant to the June 4 Underwriting Agreement, the Selling Shareholders have agreed with the Underwriter, subject to certain exceptions, during the period beginning on and including June 4, 2015 and continuing through and including the date that is 45 days after June 4, 2015, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of or otherwise dispose of or hedge, directly or indirectly, any shares of Common Stock, any securities of the Issuer substantially similar to the Common Stock or any securities convertible into, exchangeable or exercisable for, or that represent the right to receive Common Stock or any securities of the Issuer substantially similar to the Common Stock, whether now owned or hereafter acquired, owned directly by either ACMO or Carlyle Harbor or with respect to which either ACMO or Carlyle Harbor now or hereafter has or may be deemed to have beneficial ownership in accordance with the rules and regulations of the Securities and Exchange Commission, without prior consent of Citigroup.

The foregoing description of the June 4 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the June 4 Underwriting Agreement, which is filed as Exhibit 99.11 hereto and which is incorporated herein by reference.

Except as set forth in Item 4 of the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 154760409	13D	Page 11 of 14 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name:

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	2,769,312	8.8%	0	2,769,312	0	2,769,312
The Carlyle Group L.P.	2,769,312	8.8%	0	2,769,312	0	2,769,312
Carlyle Holdings II GP L.L.C.	2,769,312	8.8%	0	2,769,312	0	2,769,312
Carlyle Holdings II L.P.	2,769,312	8.8%	0	2,769,312	0	2,769,312
TC Group Cayman Investment Holdings, L.P.	2,769,312	8.8%	0	2,769,312	0	2,769,312
TC Group Cayman Investment Holdings Sub L.P.	2,769,312	8.8%	0	2,769,312	0	2,769,312
Carlyle Financial Services, Ltd.	2,769,312	8.8%	0	2,769,312	0	2,769,312
TCG Financial Services, L.P.	2,769,312	8.8%	0	2,769,312	0	2,769,312
Carlyle Financial Services Harbor, L.P.	2,769,312	8.8%	0	2,769,312	0	2,769,312

(1)	Based on based on 31,558,913 shares of Common Stock issued and outstanding as of June 1, 2015.

Carlyle Harbor is the record holder of the shares of Common Stock reported herein. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Harbor. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock owned of record by Carlyle Harbor.

(c)	Except as set forth in Item 4, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 154760409	13D	Page 12 of 14 Pages

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

The information set forth in Item 4 above is incorporated by reference in response to this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on February 28, 2011).

Exhibit 99.11	Underwriting Agreement, dated as of June 4, 2015, by and among Central Pacific Financial Corp., ACMO-CPF, L.L.C., Carlyle Financial Services Harbor, L.P. and Citigroup Global Markets Inc. (filed herewith).

CUSIP No. 154760409	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2015

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. 154760409	13D	Page 14 of 14 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P.,
its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

TCG FINANCIAL SERVICES, L.P.
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

CARLYLE FINANCIAL SERVICES HARBOR, L.P.
By: TCG Financial Services, L.P., its general partner
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person